VIA FACSIMILE AND EDGAR

September 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:

Daniel Gordon
Branch Chief

Re:

Points International Ltd.
Form 40-F for the year ended December 31, 2006
Filed 3/29/07
File No. 000-51509

Dear Mr. Gordon

We are writing to respond to the comments set forth in the comment letter, dated August 13, 2007 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to Form 40-F for Fiscal Year Ended December 31, 2006 filed by Points International Ltd. (the "Company") on March 29, 2007 (the "Form 40-F").

For your convenience, the text of the Staff's comments is set forth below and is followed by the Company's responses to such comments. Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the year ended December 31, 2006

Note 10 – Capital Stock, page 55

1.

We note your response to comment 13. You state that the modification of the agreement was done so that the terms were no more or less favourable than the original terms. However, we note that under the old option, the option holder would receive shares of Points.com, the private subsidiary of a public company, and under the modified option (with the put feature) the holder would receive a greater number of shares of the parent of the subsidiary, a public company whose shares are traded on the OTCBB. Please tell us how you determined that 784,641 options in the private company had the same value as 1,964,664 shares of the public parent. Tell us how you determined the ratio of 2.5039 that is disclosed on page 58.

United States Securities and Exchange Commission
Division of Corporation Finance

At the time of this transaction, Points.com (the wholly-owned subsidiary) was the only material asset of the Company, and thus the fair value of the Company and of Points.com were, and continue to be, essentially identical.

In attempting to preserve the economic interests of all parties involved in the transaction, a negotiation between the Company, the debenture holder of the Company, the minority shareholders of Points.com, and the option holders of Points.com resulted in the option holders receiving a stake in the Company that was consistent with their ownership share in Points.com prior to this transaction. A conversion ratio was required to keep the Points.com option holders whole because the Company had more than 2.5 times the shares outstanding than Points.com on a fully-diluted basis. The transaction resulted in 10,622,511 shares authorized to be issued upon the exercise of the put by the holders of 4,242,382 options of Points.com, equating to a ratio of 2.5039.

Note 14 – MilePoint Inc. Acquisition, page 62

2.

We note your response to comment 16; however, we still believe that it is not appropriate to include the $671,653 of transition services in the cost of the purchase of MilePoint since these were not direct costs of the acquisition. Furthermore, you state that MilePoint and its employees were not part of the "asset acquisition". In this regard, it appears that you may not have purchased a business, but rather purchased two intangible assets: a customer list and contracts with partners. Please provide us with a detailed analysis under EITF 98-3 and revise your financial statements to account for the transition services fees as an expense rather than part of the cost of the purchase.

The Company acquired the MilePoint business, which included all of the key elements necessary to continue operations including the contracts with partners, the systems and technology operating the online business (including the system processes maintaining operations) and a customer list. Given the online nature of the business and the similarities between the employee skill sets required to run it, we believe that the MilePoint employees were a minor element of the business and not material to the acquisition of the business as a whole. After the sale, MilePoint no longer operated in the same business.

The transition service costs were part of the negotiations in making the acquisition and consisted of technical services necessary to complete the acquisition. These costs were incurred solely for the acquisition, were temporary in nature, and at the time of acquisition were planned in detail and could be reasonably estimated. As such, we submit that the costs were direct costs of the acquisition.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

/s/ Anthony Lam, CA
Anthony Lam, CA
Chief Financial Officer

cc: Jessica Barberich
Securities and Exchange Commission